Robert A. Waegelein
Executive Vice President &
Chief Financial Officer

Six International Drive
Rye Brook, NY 10573
914 934 5200 phone
914-934-2949 fax
rwaegelein@uafc.com

August 28, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jim B. Rosenberg

Re:	Universal American Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File Number: 001-08506

Dear Mr. Rosenberg:

Universal American Corp. (the “Company”) is writing this letter in order to respond to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated August 14, 2009 from Jim B. Rosenberg of the Commission to Robert A. Waegelein, Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”), the Company’s Definitive Proxy (the “Proxy”) and the Company’s Form 10-Q for the Fiscal Quarter Ended June 30, 2009 (the “Form 10-Q”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

United States Securities and Exchange Commission

August 28, 2009

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1 - Business Marketing and Distribution Significant Producers, page 12

1.                                       Comment:  We note you disclose that one marketing organization produced 20% of your total annualized new sales while another marketing organization produced 13% of your total agent produced annualized new sales in 2008. Please identify the marketing organizations that you are referring to and describe the material terms of any underlying agreements. In addition, please file any agreements as exhibits to your filing or provide us with your analysis as to why they do not need to be filed.

Response:  As noted in our 2008 10-K Part 1, Item 1 — Business, under the caption Marketing and Distribution, we discuss how we distribute our products through our career agency systems, independent agents, direct sales and telemarketing.  We generally refer to the annualized premium for these new sales as “Production”.  During 2008, our agent-generated new business production amounted to approximately $1.0 billion.

We also receive renewal premiums on policies that remain in-force after the initial year.  Additionally, we receive premium for members that are auto-enrolled or assigned to one of our plans by CMS, rather than being sold by an agent.  In total, we reported direct premium of approximately $5.2 billion for 2008.  The amount of new business production represents 20% of this total.

Ameriplus was the independent agency that produced 20% of our total annualized new sales and Bloom was the organization that produced 13%.  The new business produced by Ameriplus represents approximately 4.0% of our total direct premium earned for 2008 and the new business produced by Bloom represents 2.6% of our total direct premium earned for 2008.  We do not believe that the new business production from these two marketing organizations is material to the overall level of premium reported and therefore we do not believe the contracts with these organizations are material, thus they are not filed with the Commission.

United States Securities and Exchange Commission

August 28, 2009

Investments, page 14

2.                                      Comment:  Please disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please avoid references to weighted average ratings.

Response: We hold two securities with a total par value of $650 thousand, or less than 0.1% of our total holdings, that are guaranteed by third parties. Both securities had a market value at or in excess of par value at December 31, 2008 and again at June 30, 2009. One security, with a par value of $500 thousand, has a credit rating of AAA with the guarantee and AA- without the guarantee. The other security, with a par value of $150 thousand, has a credit rating of AAA with the guarantee and BBB without the guarantee. We do not have any other direct or indirect exposure to the guarantor. Based on this information, we do not believe that this is material for disclosure in our 10-K.

Risk Factors “Our ability to market some of our Part D Plans is substantially dependent.....”, page 46

3.                                       Comment:  We note that your risk factor discloses your substantial dependence on strategic alliances or relationships with the National Community Pharmacists Association and Community Care Outreach Services LLC for the marketing of Part D plans.  Please describe the material terms of your agreements with these two entities and file the underlying agreements as exhibits to your filing or provide us with your analysis as to why they do not need to be filed.

Response:

The material terms of our agreements with these two entities are as follows:

Community Care Outreach Services LLC (“CCOS”) - This agreement was obtained as part of our September 2007 acquisition of MemberHealth, Inc, a privately-held pharmacy benefits manager and sponsor of Community CCRx, a national Medicare Part D plan. CCOS is an insurance marketing operation that provides “outsourced” sales force services to our historical Community CCRx  business. These services are performed in exchange for a fee, which is determined based upon monthly enrolled membership.  The contract with CCOS is for a term of five years and expires in 2010.  We do not expect that the expiration or termination of this contract would result in a significant loss of membership and thus would not have a material impact on our premium revenue or net income.  In addition, membership attributable to this relationship is not material and was less than 4% of total Part D membership as of June 30, 2009 and December 31, 2008.

United States Securities and Exchange Commission

August 28, 2009

Our strategic alliance with CCOS will be removed from the discussion of risk factors in future filings and the Company does not believe it is required to attach our agreement with CCOS as an exhibit to our filing.

National Community Pharmacists Association (“NCPA”) - Under our agreement with NCPA, we license the “Community CCRx” and “CCRx” brand names in exchange for a fixed quarterly fee, and NCPA provides sales, marketing, public relations and other communication services that are targeted to the independent pharmacies in our network.  Our agreement with NCPA may be terminated early under certain circumstances, including (but not limited to) a material breach by either party, insolvency of either party, or in the event CMS terminates our Part D contract.  The contract contains certain non-competition and exclusivity provisions for eighteen months after the contract is terminated. The loss of our relationship with NCPA could have an adverse effect on our business and results of operations.

Accordingly, we will file the agreement in our Quarterly Report on Form 10-Q to be filed for the period ended September 30, 2009. Additionally, since this agreement contains highly sensitive and competitive information, we intend to file this agreement in redacted form and apply to the Commission for confidential treatment of such information.

Based on the above, we will also modify our risk factor as follows:

~~Our ability to market some of our Part D plans is substantially dependent on two of our strategic relationships with third parties.~~ Our relationship with NCPA is important and the loss of such relationship could have an adverse effect on our Part D business and results of operations.

Our ability to market some of our Part D plans is substantially dependent on our strategic alliance with the National Community Pharmacists Association, known as the NCPA, which provides outreach and communications for our CCRx Part D plans to NCPA’s independent pharmacy membership. NCPA member pharmacies make up over one-third of MemberHealth’s pharmacy network and, in 2008, accounted for a significant percentage of the prescriptions filled under our CCRx Part D plans. ~~Additionally, we are substantially dependent on our strategic relationship with Community Care Outreach Services LLC, or CCOS, an insurance marketing operation that provides our historical CCRx business its primary “outsourced” sales force.~~ The loss of our NCPA relationship could have an adverse effect on ~~If either of these strategic relationships are terminated, or do not provide us with the services and benefits we anticipate,~~ our ability to market CCRx Part D plans, our Part D business and results of operations. ~~could be materially and adversely affected.~~ Further, to the extent that CMS or other regulatory authorities determine that any provisions of our agreement~~s~~ with NCPA ~~or CCOS~~ conflicts with any applicable law, regulation or policy, we may not be able to realize fully the benefits we anticipate from the arrangement with

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August 28, 2009

NCPA~~acquisition~~, and we could potentially incur regulatory liability.

Management’s Discussion and Analysis Critical Accounting Policies Amortizing Intangible Assets, page 85

4.                                       Comment:  Please disclose why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the membership base acquired intangible asset given that customer-relationships frequently have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group throughout its economic life, and identify the adverse trends that would prompt you to revise accounting estimates.

Response:  During September 2007, we acquired MemberHealth, Inc, as discussed in note 2 of the notes to consolidated financial statements in our Annual Report on Form 10-K. In connection with this acquisition, we recorded an amortizing intangible asset for the membership base acquired of $135.4 million. Amortization for the value of the membership base is based on straight line amortization over the estimated useful life of ten years.

According to paragraph 12 of SFAS No. 142, Goodwill and Other Intangible Assets, a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. We evaluated the amortization pattern for this intangible asset and determined that straight line amortization did not materially differ from a revenue-based amortization methodology. As a result, we determined that the use of straight line amortization was reasonable.

United States Securities and Exchange Commission

August 28, 2009

The table below presents the difference in annual amortization between the two methods (amounts in millions):

Year	SL (1)	Rev Based (2)	Diff (3)	%PTI (4)
2007	3.4	5.1	(1.8)	0.2%
2008	13.5	18.0	(4.5)	2.9%
2009	13.5	16.2	(2.7)	1.3%
2010	13.5	15.1	(1.6)
2011	13.5	14.2	(0.7)
2012	13.5	13.2	0.3
2013	13.5	12.4	1.1
2014	13.5	11.6	1.9
2015	13.5	10.9	2.6
2016	13.5	10.1	3.4
2017	10.1	8.1	2.0

(1) Amortization recorded over weightered-average life on a straight-line basis.

(2) Amortization recorded over weighted-average life with revenue used to determine initial intangible asset valuation as the base.

(3) Annual difference in amortization methods.

(4) Annual difference as a percentage of pre-tax income (PTI) for historical periods and current year estimate.

We do not believe that any of the annual differences noted above are material.

We do maintain records and controls to compare the actual and estimated attrition for each material customer group throughout its economic life. On a quarterly basis, we review actual customer counts and revenues compared to our projections at the time of acquisition to identify how actual results are tracking compared to the projections used as a basis for calculating the intangible asset and related amortization. The results of this review are documented in an internal quarterly memo to the files maintained by the company, which also documents whether the accounting estimates needed to be revised.

Goodwill, page 86

5.                                      Comment:  Please provide to us the following for each of your reporting units:

•                  The carrying value and the fair value of the reporting unit as of the goodwill impairment assessment date; and

•                  Your assumptions, such as discount rates, cash flows, projected growth rates, terminal value growth rates, earnings multiples, etc. used in determining your estimate of fair value for each of your reporting units, as well as your basis for the assumptions used. Your response should reconcile and explain, in detail, any differences between your projected growth rates in revenues and cash flows and your historical growth rates in revenues and cash flows. Please also reconcile these assumptions to those used for internal planning purposes.

United States Securities and Exchange Commission

August 28, 2009

Response:  During the fourth quarter of each year, we perform our annual test for impairment of goodwill for each of our reporting units (we have determined that our reporting units are aligned with our reportable segments) and test for impairment of indefinite lived intangible assets as of October 1 of each year.  Additionally, during each quarter, we perform a review of our intangible assets to determine whether any significant events have occurred which might impact the recoverability of these assets.

The Company’s principal business segments are based on product and include:  Senior Managed Care, Part D, Traditional Insurance and Senior Administrative Services.  The Company also reports the activities of our holding company in a separate segment.

The carrying value and the fair value of our reporting units as of the goodwill impairment assessment date (October 1, 2008) are as follows:

Reporting Unit	Carry Value	Fair Value
	(in thousands)
Part D	$655,375	$695,819
Senior Managed Care	563,156	617,265
Traditional	176,201	75,748
Senior Admin Services	15,325	23,786
Sub total	1,410,058	1,412,618

Corporate	(129,245)	(129,245)
Total	$1,280,813	$1,283,373

We determined fair value based on the present value of future profits (“PVFP”) for each segment, using a 5 year discounted cash flow model, that includes a terminal value (based on the Gordon Growth Model — equal to the last year’s profits divided by the discount rate minus the earnings growth rate).  We also provided for additional required (or return of) capital, based on growth or contraction in business.

We performed an analysis of the weighted average cost of capital for the Company and a number of our peer companies.  For the risk free rate, we used a 30 year treasury rate of 3.38%.  The equity risk premium was obtained from a Credit Suisse report (the equity risk premium for U.S. companies is calculated using a dividend discount model factoring in dividend payouts and growth rates and is updated monthly by them.)  The risk factor is the beta as presented in the Key Statistics link for the Company on the Yahoo Finance website.  We used a WACC of 12.75% as our best estimate, which was within the range of calculated WACCs for the Company (11.4% to 13.34%).  We used the same discount rate for each reporting unit because the risk differences between the reporting units was addressed in our evaluation and determination of the levels of cash flows used for each of the reporting units for the model. In addition, our principal reporting units, Part D and Senior Managed Care, that have 99% of

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August 28, 2009

the Company’s goodwill balances, primarily sell Medicare products that are bid annually and administered by CMS, and therefore have similar risk profiles. For the Senior Managed Care, Traditional and Senior Administrative Services segments, we assumed earnings developed ratably over the year and adjusted the discount formula accordingly.  For Part D, we assumed that the earnings were weighted towards the end of the year.

The source of the cash flows for the analysis was the company’s GAAP projections for the 2009 Business Plan.  For our Part D reporting unit, we used the projections straight from the business plan, adding back non-cash amortization.  Changes in Medicare Advantage regulations as a result of MIPPA require Private Fee-for-Service plans to have contracts with hospitals and providers in most areas beginning in 2011.  This will create a transition of our current PFFS membership to PPO plans, except for members in certain rural areas. Accordingly, we made adjustments to the estimated cash flows for our Senior Managed Care reporting unit, including attrition of our Private Fee for Service business to zero by 2013 and a reduction in the profitability for PPO in 2011 and 2012, with a 5% growth rate thereafter.  For the Traditional Insurance reporting unit, we used the GAAP projections from the 2009 business plan, adding back non-cash items, such as change in DAC and amortization of PVFP.  For the Life & Annuity business, we assumed that the cash flows would be equal to the ceding commission that we anticipate upon closing the reinsurance deal with Commonwealth Annuity (a subsidiary of Goldman Sachs).  We assumed 0% growth in the out years (2013 and beyond).

Because of the relatively short history of our primary reporting units (Part D and Senior Managed Care — Medicare Advantage were new in 2006 and 2005, respectively) and the significant changes in the Medicare Advantage regulations discussed above, we did not feel it was appropriate to rely on historical growth rates in modeling our projected revenues and cash flows. As a result, our revenue and cash flow projections were built from the bottom up, as discussed above.

As noted in our 10-K for the year ended December 31, 2008, we recorded an impairment of the goodwill related to our Traditional reporting unit:

“The Company performed its annual goodwill assessment for the individual reporting units as of October 1, 2008. The conclusion reached as a result of the annual goodwill impairment testing for 2008 was that the fair value of each reporting unit, for which goodwill had been allocated, was in excess of the respective reporting unit’s carrying value (the first step of the goodwill impairment test), except for the Traditional reporting unit.  The Company concluded that the fair value of the Traditional reporting unit had declined, due to decreasing sales outlooks and the lapsation of Medicare supplement policies. As a result of the step 2 analysis, the allocation of the fair value of the Traditional reporting units to its respective assets and liabilities as of October 1, 2008 indicated an implied level of goodwill of $0. Therefore, the Company

United States Securities and Exchange Commission

August 28, 2009

recorded an impairment charge of $3.9 million of goodwill for the Traditional reporting unit.”

6.                                      Comment:  You disclose that decreases in the amount of “economic capital” allocated to a reporting unit causes the reporting units fair value to decrease. Please disclose the following:

•                  The factors that management considers in allocating “economic capital” to a reporting unit’s carrying value and fair value and the reasons that management increases or decreases the amounts allocated,

•                  How you derive the carrying value and fair value of your reporting units for goodwill impairment tests based on levels of “economic capital” for your reporting units under SFAS 142, and

•                  How allocating capital to a reporting unit’s fair value based on “economic capital” complies with paragraphs 32 and 33 of SFAS 142.

Response:  The allocation of capital by business unit is based on Target Risk-Based Capital (RBC) for each particular unit.  Statutory to GAAP adjustments are then added to these amounts to determine the Allocated GAAP Equity for each reporting unit.  Therefore, increases in the Target RBC requirements will result in increases in the carrying value of the reporting unit.

The economic capital required to operate a particular business will impact the fair value of a reporting unit as well.  Increases in the required capital would tend to lower the fair value of a reporting unit because it ties up more of the investor’s capital.  The economic capital is essentially calculated as its terminal value.  Changes in required capital during the projection period (based on changes in level of premium) are factored into the determination of the fair value of the reporting unit.  As premiums increase, we provide for a decrease in fair value due to the additional economic capital required.

We refer to “Economic Capital” as the amount of capital required to maintain the operations of a reporting unit.  For insurance businesses such as ours, Economic Capital is often referred to in terms of required capital or Target RBC.  Similar to how we are required to maintain certain levels of capital, an acquirer of the business would be required to maintain these as well.

SFAS 142, paragraph 32 states, “For the purpose of testing goodwill for impairment, acquired assets and assumed liabilities shall be assigned to a reporting unit as of the acquisition date if both of the following criteria are met:

•                  The asset will be employed in or the liability relates to the operations of a reporting unit.

•                  The asset or liability will be considered in determining the fair value of the reporting unit.”

United States Securities and Exchange Commission

August 28, 2009

SFAS 142, paragraph 33 goes on to state, “Some assets or liabilities may be employed in or relate to the operations of multiple reporting units. The methodology used to determine the amount of those assets or liabilities to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.”

When we determine the assets and liabilities assigned to each reporting unit’s fair value, we first assign those assets and liabilities that are specifically identifiable to the applicable reporting unit, in accordance with SFAS 142, paragraph 32. Then, to the extent there are additional assets or liabilities that relate to multiple reporting units, they are allocated across reporting units through the required capital model discussed above, following the guidance in SFAS 142, paragraph 33. In this manner, each reporting unit is assigned assets and liabilities such that required capital levels are maintained.

We believe that the maintenance of required capital does relate to the operations of a reporting unit. Additionally, as noted above, required capital is considered in determining the fair value of the reporting unit.

Notes to Consolidated Financial Statements

Note - 2. Summary of Significant Accounting Policies

Recognition of Premium Revenues and Policy Benefits - Medicare Products, page F-16

7.                                       Comment:  Please refer to your disclosure:

“The stand-alone PDP payment methodology is based on the risk adjustment model, however, we do not have access to diagnosis data with respect to our stand-alone PDP members. We are reliant on CMS to capture and collect the necessary diagnosis information for these members. Changes in revenues from CMS for our Medicare products resulting from the periodic changes in risk adjustment scores for our membership are recognized when the amounts become determinable and the collectability is reasonably assured. Our monthly premium payment from CMS could change materially, either favorably or unfavorably, as a result of changes in the risk scores for the underlying membership of our plans.”

And revise your disclosure to clarify:

•                  Why you believe that you are able to make reasonable estimates of premium revenue that result in your financial statements being fairly stated with respect to your stand-alone PDP members given you are reliant on CMS to capture and collect information for these members and given that your premium payment “could change materially;” and

•                  What the disclosure “could change materially” is communicating to a reader and to what members that disclosure relates as it is not clear whether it relates only to the stand-alone PDP or to all your Medicare premium members.

United States Securities and Exchange Commission

August 28, 2009

Response:

On pages F-15 to F-19 of our 2008 Form 10-K, we discuss our accounting policy for the recognition of premium revenue and policy benefits for our Medicare products.  Your comment related to a certain component of our Medicare revenue, discussed on pages F-16 and F-17, concerning the adjustment to our members’ premium based upon the change in their risk scores from the prior year.  Our response below relates to that component of the Medicare revenue.

We have revised our disclosure to clarify the accounting policy for recognizing risk adjustment revenues for our Medicare products (HMO, PFFS, PPO and stand-alone PDP).  The revised disclosure, which will be incorporated into our Quarterly Report on form 10-Q to be filed for the period ended September 30, 2009, is provided below.

Medicare Risk Adjustment Provisions

CMS uses monthly rates per person for each county to determine the fixed monthly payments per member to pay to health benefit plans~~, including our HMO, PFFS and PPO plans~~. CMS has implemented a risk adjustment model which apportions premiums paid to all health plans according to health severity. The risk adjustment model uses health status indicators, or risk scores, to improve the accuracy of payment. The CMS risk adjustment model pays more for members with predictably higher costs. Under this risk adjustment methodology, diagnosis data from inpatient and ambulatory treatment settings are used to calculate the risk adjusted premium payment to us. Current year monthly premiums received from CMS are fixed in amount per member utilizing risk scores generated in the prior year. CMS annually updates these risk scores and revises premium rates accordingly, with retroactive adjustments for premiums remitted prior to the adjustment.

All health benefit organizations must capture, collect, and submit the necessary diagnosis code information to CMS within prescribed deadlines. Accordingly, we collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines for our HMO, PFFS and PPO health plans. We estimate risk adjustment revenues based upon the diagnosis data submitted to ~~CMS~~ and ultimately accepted by CMS. The risk adjustment revenues are periodically reconciled by CMS and the settlement could result in adjustments to premium revenue.

The stand-alone PDP payment methodology is also based on the risk adjustment model.~~, h~~ However, as we do not have access to diagnosis data with respect to our stand-alone PDP members, we can not determine changes in our members risk codes and, therefore, do not have the information to make estimates for the risk adjustment revenue amounts.  The risk adjustment revenues for our stand-alone PDP are based upon actual risk scores provided by CMS. ~~We are reliant on CMS to capture and collect the necessary diagnosis information for these members. Changes in revenues from CMS for our Medicare products resulting from r~~Risk score adjustments for our Part D membership~~the periodic changes in risk adjustment scores for our membership~~ are recognized when the amounts become determinable, upon notification by CMS, and ~~the~~ collectability is reasonably assured. Since we are reliant on CMS to capture and collect information for these Part D members, we are unable to estimate the impact of risk score adjustments until notified by CMS.  Such adjustments could have a material impact, either favorable or unfavorable on future period premium. ~~Our monthly premium payment from CMS could change materially, either~~

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August 28, 2009

~~favorably or unfavorably, as a result of changes in the risk scores for the underlying membership of our plans.~~

Recognition of Premium Revenues and Policy Benefits for Accident & Health Insurance Products, page F-20

8.                                       Comment:  Regarding this accounting policy:

•                  Revise to disclose the model (i.e. short duration or long duration contracts as defined in paragraphs 7-10 of SPAS 60) that you follow;

•                  Provide us an analysis that demonstrates how your accounting for premium revenues and policy benefits complies with the model you follow particularly a) your recognition of benefits and expenses associated with earned premiums as the related premiums are earned and b) your recording a liability for future policy benefits consisting of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims; and

•                  Revise to disclose that the policy described herein covers your Medicare supplement business or, if it does not, disclose how you account for premium revenues and policy benefits for that business.

Response:  We respectfully advise the Staff that in future 10-K filings we will modify our disclosures regarding our accounting policy for the recognition of premium revenues and policy benefits for accident & health insurance products and will include in those modified disclosures the information requested above.  Below is a draft of our proposed modified disclosure:

Recognition of Premium Revenues and Policy Benefits for our Traditional Accident & Health Insurance Products: Our traditional accident and health products include Medicare supplement, fixed benefit accident and sickness and other health, and long term care products.  These products are considered to be long-duration contracts in accordance with SFAS 60 because they are largely guaranteed renewable (renewable at the option of the insured).  For these products, we record premiums when due and recognize them as revenue over the period to which the premiums relate. We recognize benefits and expenses associated with earned premiums as we earn the related premiums so as to result in recognition of profits over the life of the policies. We accomplish this association by recording a provision for future policy benefits and amortizing deferred policy acquisition costs. The liability for future policy benefits for accident & health policies consists of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims. Active life reserves consist primarily of unearned premiums and additional reserves. We compute the additional reserves on the net level premium method using assumptions for future investment yield, mortality and morbidity

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experience. The assumptions are based on past experience. We establish claim reserves for future payments not yet due on incurred claims, primarily relating to individual disability and long term care insurance and group long-term disability insurance products. We initially establish these reserves based on past experience, continuously reviewed and updated with any related adjustments recorded to current operations. Claim liabilities represent policy benefits due for unpaid claims, consisting primarily of claims in the course of settlement and a liability for incurred but not yet reported claims, known as IBNR.

Our accounting for premium revenues and policy benefits, particularly a) the recognition of benefits and expenses associated with earned premiums as the related premiums are earned and b) the recording a liability for future policy benefits consisting of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims is as follows:

•                  Premiums are recognized as revenue, net of reinsurance, over the period to which they relate. While these products are long-duration, they are typically one-year policies that are guaranteed renewable at the option of the insured, therefore the annual premium is recorded as revenue over the policy period (one year), with any premium paid in advance recorded as a liability. Premiums due and unpaid are recorded as an asset. Changes in advance and due and unpaid premium, net of reinsurance, are reported in the premium line in our consolidated statement of operations.

•                  Claims costs, net of reinsurance, are expensed as incurred, with claim liabilities established for (i) claims in the course of settlement and (ii) incurred but not yet reported claims. The change in the claim liability, net of reinsurance, is reported in the claims and other benefits line in our consolidated statement of operations.

•                  Active life reserves (“ALR”) are established, consisting primarily of unearned premiums and additional reserves computed on the net level premium method. Additionally, reserves are established for the present value of future payments not yet due on incurred claims (“PVANYD”). Changes in the ALR and the PVANYD, net of reinsurance, are reported in the change in reserves for future policy benefits line in our consolidated statement of operations.

•                  Expenses eligible for capitalization as deferred policy acquisition costs, such as commissions in excess of the ultimate commission and underwriting costs, are capitalized and amortized over the policy period.

Definitive Proxy Statement

Executive Compensation Annual Cash Bonuses, Page 32

9.                                       Comment:  We note that that the annual cash bonus for your CEO and CFO is

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75% dependent on the Company’s achievement of the bonus pool target objective and 25% dependent on the Compensation Committee’s evaluation of your CEO and CFO’s individual performance. Please provide proposed disclosure that you intend to provide in your 2010 Proxy Statement which includes the following:

•                  The criteria or objectives the Compensation Committee uses for the individual. performance component for the CEO and CFO;

•                  Confirmation that you will discuss the level of achievement of objectives; and

•                  Discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that target objectives for individual performance are quantified, the discussion in your proxy statement should also be quantified.

Response:

In our 2010 Proxy Statement, we intend to provide disclosure regarding the annual cash bonus for our CEO and CFO in the same general format as such disclosure was provided in our 2009 Proxy Statement.  Subject to determinations of materiality and absence of competitive harm, we intend to specifically address the requested information by disclosing applicable performance criteria and expanding our discussion relating to the effect that level of achievement has on the actual bonus determination and the actual level of achievement for the 2009 fiscal year.

10.                                 Comment:  We note that the annual cash bonus for NEOs other than your CEO and CFO is 50% dependent on business unit performance and 50% dependent on the Compensation Committee’s evaluation of individual performance. Please provide proposed disclosure that you intend to provide in your 2010 Proxy Statement which includes the following:

•                  The criteria or objectives the Compensation Committee uses for the business unit performance and individual performance components for each NEO;

•                  Confirmation that you will discuss the level of achievement of objectives; and

•                  Discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that target objectives for business unit performance and individual performance are quantified, the discussion in your proxy statement should also be quantified.

United States Securities and Exchange Commission

August 28, 2009

Response:

In our 2010 Proxy Statement, we intend to provide disclosure regarding the annual cash bonus for our NEOs other than our CEO and CFO in the same general format as such disclosure was provided in our 2009 Proxy Statement.  Subject to determinations of materiality and absence of competitive harm, we intend to specifically address the requested information by disclosing applicable criteria for business unit and individual performance and expanding our discussion relating to the effect that level of achievement has on the actual bonus determination and the actual level of achievement for the 2009 fiscal year.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Part I, Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

11.                                 Comment:  Your policy and contract claims - health decreased from $729 million at December 31, 2008 to $632 million at June 30, 2009. Please revise to provide a rollforward of this account balance and discuss the significant increases and decreases included within the net decrease in claims, including any favorable and unfavorable developments.

Response:  We respectfully advise the Staff that in the Fiscal Quarter ending September 30, 2009 and future 10-Q filings, when material changes in this balance sheet account have occurred, we will modify our disclosures regarding our policy and contract claims — health and will include in those modified disclosures the information requested above.  Below is a draft of our proposed modified disclosure:

The following table presents the components of the change in our accident and health policy and contract claim liabilities for the six months ended June 30, 2009:

June 30, 2009
(in thousands)

Balance at beginning of year	$729,070
Less reinsurance recoverable	(33,086)
Net balance at beginning of year	695,984
Incurred related to:
Current Year	2,136,217
Prior Year Development	(13,977)
Total Incurred	2,122,240
Paid related to:
Current Year	1,623,808
Prior Year	582,190
Total paid	2,205,998
Net balance at end of year	612,226
Plus reinsurance recoverable	19,350
Balance at end of period	$631,576

United States Securities and Exchange Commission

August 28, 2009

Policy and contract claims — health decreased by $97.5 million from December 31, 2008 to June 30, 2009.  This decrease was due primarily to a reduction in reinsurance recoverable and a change in our Part D claims processing that resulted in reducing days claim payable for Part D claims at June 30, 2009 compared to December 31, 2008.

At December 31, 2008, there were 30 days of Part D claims outstanding, which were subsequently settled in January 2009 compared to 18 days of claims outstanding at June 30, 2009, which were subsequently settled in July 2009.  In addition, there was a $13.7 million decrease in the balance of reinsurance recoverable over the period.

The Prior Year Development component of Incurred Costs in the table above represents favorable adjustments as a result of prior year claim estimates being settled for amounts less than originally anticipated.  These favorable developments occur due to differences between the actual medical utilization and other components of medical cost trends, and actual claim processing and payment patterns compared to the assumptions for claims trend and completion factors used to estimate our claim liabilities

The claim reserve balances at December 31, 2008 settled during 2009 for $14.0 million less than originally estimated, representing 0.6% of the incurred claims recorded through the first half of 2009. The majority of the favorable development of 2008 and prior claim reserves resulted from our Senior Managed Care — Medicare Advantage segment.

Based on our historical experience, it is reasonably likely that our actual trend and completion factors may vary from the factors used in our June 30, 2009 estimates. Any future variances are expected to be within the ranges presented in our sensitivity analysis table.

Part II, Item 6 — Exhibits, page 59

12.                                 Comment:  We note you have entered into a Life Insurance and Annuity Reinsurance transaction with the Commonwealth Annuity and Life Insurance Company and First Allmerica Financial Life Insurance Company in which you reinsured substantially all of your in force life insurance and annuity business. Please file this agreement as an exhibit or provide us with a detailed analysis as to why you do not believe that this agreement is required to be filed as an exhibit to your filing.

Response:

We will file the 8 agreements relating to the reinsurance transaction as Exhibits 10.1 through 10.8 in our Quarterly Report on Form 10-Q to be filed for the period ended September 30, 2009.

United States Securities and Exchange Commission

August 28, 2009

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 934-0700.

Sincerely,

/s/ ROBERT A. WAEGELEIN
Robert A. Waegelein